SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BYLAWS OF THE STATUTORY AUDIT AND RISK COMMITTEE

1.	Object and Purpose

1.1	The Board of Directors ("Board" or "CA") of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company"), in the exercise of its assignments, approved these Internal Bylaws (“Bylaws") of the Statutory Audit Committee ("Committee" or "CAE"), a statutory department of permanent nature, in order to govern its composition, performance and relationship with other departments of the Company and its subsidiaries, abiding by the Articles of Incorporation of Eletrobras (“Articles of Incorporation”), applicable Brazilian laws and regulations – especially Law No. 13.303, of June 30, 2016, Law No. 3.890-A, of April 25, 1961, and CVM Instruction No. 308, of May 14, 1999, as amended — in addition to the North American laws currently in force, including the Sarbanes-Oxley Act, and rules issued by the Securities and Exchange Commission (“SEC”) and by the New York Stock Exchange (“NYSE”).

1.2	CAE, which is directly connected to CA, has the purpose of advising the Company's Board and the Boards of Directors of the companies controlled by Eletrobras in the fulfillment of their responsibilities of guidance and senior management, including but not limited to analysis and issuance of recommendations of internal audit, accounting and independent audit, oversight, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness to the decisions of the boards of directors of the state-controlled conglomerate in relation to matters under its area of performance.

1.2.1.	CAE members, in the performance of the responsibilities and assignments described in these Bylaws, shall not perform the duties of auditors or accountants.

1.2.2.	The planning or conduct of audits and the assertion with regard to the completeness, correctness and abidance by generally accepted accounting principles of the Company's financial statements are not assignments of CAE, instead, they are the responsibility of the management and independent auditors.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

1.3	The Committee shall exercise the same assignments described in these Bylaws regarding the advisory services of the boards of directors of the companies controlled by the Company, in compliance with the applicable laws and the rules established by CA.

2.	Composition, Compensation and Expenses

2.1.	CAE, meeting the prerogatives, assignments and duties provided for in the applicable laws and regulations, shall be composed of three (3) to five (5) permanent members who fulfill independence requirements, with a term of two (2) years, not coincident for each member.

2.2.	Having exercised a term of office for any period, the Committee members may only be reinstated in such Company’s department after at least 3 (Three) years from the end of the previous term, subject to the possibility of one reelection.

2.3.	Committee members shall be elected by the CA from among their peers or not, without a deputy. At least one (1) member of the CA must not be a member of the Executive Board of Eletrobras (“Board” or “DEE”). In the event of an election of a member who is equally a member of the CA, that member shall receive the remuneration of a Committee member only, which shall not be lower than the remuneration of Fiscal Committee Directors.

2.4.	The compensation of CA members shall be approved by the Eletrobras’ Shareholders’ Meeting.

2.5.	One of the Committee vacancies shall be offered to a Director elected by the separate vote of the minority and preferred shareholders of Eletrobras, each, provided that legal, statutory and regimental requirements for taking up the position are met. In case of refusal, the vacancy will be filled based on the general rule set out in item 2.3.

2.6.	CAE will elect its Coordinator from among its members.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

2.6.1	The CAE will elect the eventual substitute of the Coordinator in cases of absences or temporary impediments.

2.7.	The Company will reimburse transportation, meal and accommodation expenses incurred by Committee’s members in the performance of their assignments.

3	Investiture, Installation and Office Requirements

3.1	The members of the Statutory Audit Committee shall abide by the requirements and preclusions set out by the applicable laws, as well as in the Articles of Incorporation and these Bylaws.

3.2	The following are minimum conditions for joining the Committee, without prejudice to the provisions under Item 3.3:

I - not being or having been, in the Five (5) years prior to the appointment to the Committee:

a) a director or employee of the Company or its holding company, controlled companies, subsidiary, affiliate or company under direct or indirect common control; and

b) technician in charge, officer, manager, supervisor or any other member with duty of managing the team engaged in the Company’s audit;

II - other conditions and independence requirements set forth in Law No. 13.303/2016, Decree No. 8.945/2016, CVM Instruction 308/1999, as amended by CVM Instruction 509/2011 and US law.

VII - complying with all the independence requirements established by the U.S. laws;

3.3	The fulfillment of the independence criteria established under Article 22, paragraph 1, of Law No. 13.303/2016, and Article 31-C, paragraph 2, of CVM Instruction No. 308/1999, as amended by CVM Instruction No. 509/2011, as well as in item 3.2 above, shall be included in the minutes of the Board of Directors’ meeting that elects CAE members, which shall be entitled to prior opinion of the Management, People and Eligibility Committee.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

3.4	Investiture in office shall take place upon execution of the instrument of investiture drawn up in CAE’s minutes book within the period established in Article 149, paragraph 1, of Law No. 6.404/76, followed by submission and filing of the following signed documents:

a)	Communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;
b)	Instrument ratifying abidance by to the Manual of Disclosure and Use of Information and Policy for Trading Securities, both of the Company;
c)	The statement of consent referred to in BM&FBOVESPA Corporate Governance Level 1 Listing Rules; and
d)	Instrument of Consent to the Ethical Conduct and Integrity Code of the Company.

3.5	The CAE member who had previously submitted documents to the Company for his or her position as Director shall be exempted from the obligation of producing such documents, as listed under Item 3.9, and shall only sign the instrument of investiture, which shall also be signed by the Chairman of the Board.

3.6	The Instrument of Investiture shall also establish the specific workload in CAE, in addition to the consent of the nominee in regards to the choice of the compensation as a member of CAE, to the detriment of Director’s compensation, where applicable, without prejudice to the maintenance of the obligations and legal and statutory responsibilities inherent to both positions, over the term of their respective offices, in case of accumulation.

3.7	The compliance with the requirements of this third chapter shall be proven by means of documentation maintained at the Company’s registered officer over a minimum period of Five (5) years as of the last day of the office of CAE member, subject to the provisions under Article 147 of Law No. 6404/76.

3.8	The Committee members may be dismissed by a justified vote of the absolute majority of the Board, and the dismissal shall be communicated to CVM no later than 10 (ten) days after the Board of Directors’ meeting in which such matter is deliberated.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

3.9	In the event of a vacancy in office, the Board shall elect, preferably at its subsequent meeting, a member to exercise a new term of office.

4	Structure

4.1	The Committee shall have the support of the Board's Governance Department (“Governance Department") and of the Board Advisor(s).

4.2	The Committee shall have operational autonomy and an annual or project budget allocations, within the limits approved by the Board, to conduct or order the performance of queries, valuations and investigations, within the scope of its activities, including the assignment of Board Advisors and the hiring of independent external specialists, as well as to meet its general expenses.

4.3	The Committee may receive reports, including those of confidential nature, internal and external to the Company, in matters connected to its activities, through an independent hotline managed by the Company’s General Ombudsman’s Office.

4.4	The budgets of the CAE and its advisory and administrative support unit, subordinated to the Governance Department, shall be proposed by CAE directly to CA.

4.5	The Company shall provide all resources necessary for the performance of the Committee, including the assignment of Board Advisor(s) and the appropriate design and structuring of the Governance Department, in such a way that this department shall appropriately provide infrastructure and personnel to advise on the performance of the CAE’s work and to serve as secretary in the respective meetings.

4.6	CAE shall be supported by the organizational divisions of Eletrobras holding and subsidiaries involved in matters within the scope of the Committee, such as internal audit, accounting, ombudsman, compliance, internal controls and risk management, which shall be responsible for properly and timely providing instructions connected to CAE assignments that involve its respective companies, and CAE may even request specific efforts within the scope of its assignments.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

4.7	The organizational divisions of Eletrobras holding involved in the processes and activities of CAE shall also act as coordinators of the unified reports on relevant subjects for itself or its subsidiaries.

5	Assignments

5.1	CAE shall have the following assignments:

With respect to Independent Auditors

i.         Commenting on the hiring and dismissal of independent auditors, according to the standards and the applicable laws;

ii.       Supervising the activities of independent auditors and assessing their independence, the quality of services provided and the appropriateness of such services to the needs of the company;

iii.      Issuing an opinion on any services hired by Eletrobras or its subsidiaries involving independent auditors or companies that have provided independent audit services in the last five (5) years to the holding company or its subsidiaries.

With respect to Financial Statements and Contingencies

iv.      Supervising the activities carried out in the area of preparation of the Company's quarterly information and financial statements, bringing their findings to the attention of the Board of Directors;

v.       Discussing the results financial statement reviews and other significant issues that may impact the reliability of such statements with the Board and the independent auditors;

vi.      Supervising the quality and integrity of information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for under the structure of the usual reports appurtenant to financial statements;

vii.     Advising the Board on the analysis of the annual and quarterly consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards), as to their compliance with legal and regulatory requirements and the appropriate description of the Company's economic and financial status, for the purposes of filing with the Securities Commission - CVM, as well as in the Securities and Exchange Commission - SEC;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

viii.   Monitoring the evolution of contingent liabilities (civil, labor, tax, environmental, among others), the risk of loss and the legal measures adopted by the company;

ix.      Supervising the adequacy of the accounting provisions in connection with the opinion of the legal area;

x.       Following up the management of liabilities connected to compulsory loans;

With respect to the Internal Audit

xi.      Supervising the quality and integrity of activities developed in the internal audit areas of Eletrobras and its subsidiaries;

xii.     Issuing an opinion on the Annual Plan of Activities of the Internal Audit (PAINT), the Annual Report of Activities of the Internal Audit (RAINT), the budget and the proposals for establishing the assignments and regulating the conduct of the Internal Audit of Eletrobras and its subsidiaries;

xiii.   Issuing an opinion on Eletrobras’ Internal Audit budget;

xiv.   Performing a formal assessment, on an annual basis, of the manager responsible for Eletrobras’ internal audit;

xv.    Issuing an opinion on the appointment and removal of the manager responsible for the internal audit of Eletrobras and its subsidiaries;

xvi.   Receiving, on an annual basis, the result of formal assessment made by the Boards of Directors of subsidiaries of the respective managers responsible for the audits;

With respect to Internal Controls

xvii.  Supervising the quality and integrity of internal control mechanisms and the activities carried out in the area;

xviii. Reviewing the internal control report prepared by the Independent Auditors, as well as the internal control reports connected to the financial, accounting, legal and ethical aspects raised by the Internal Audit, as well as monitoring compliance, by the DEE, with the respective recommendations, including those issued by the CAE;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

With respect to Risk Management

xix.       Advising the Board on the establishment of policies connected to risk assessment and management;

xx.        Supervising compliance with the Risk Management Policy, identifying possible improvements;

With respect to Compliance

xxi.       Supervising the execution of the Eletrobras Integrity Program, recommending possible improvements and assessing related reports appurtenant to CA;

xxii.      Reporting to CA the existence or evidences of error or fraud that come to the attention of the CAE, represented by:

•	failure to comply with legal and regulatory rules that endanger the continuity of the institution;
•	frauds of any value perpetrated by statutory officers of the Institution;
•	relevant fraud perpetrated by employees of the Company or third party;
•	errors that result in material misstatements in the Company's financial statements.

With respect to the Ombudsman’s Office and the Hotline

xxiii.    Receiving, filing and ordering the processing of complaints, including confidential, internal and external reports of the Company, on matters connected to its activities, in addition analyzing internal procedures related to such matters, including protection of the information provider, such as anonymity and assurance of confidentiality, using the Company’s hotline - duly monitored by the Committee - to this end;

xxiv.    Receiving and reviewing information from the Executive Board, independent auditors and internal auditors on deficiencies of internal controls, disclosure of financial information and fraud involving managers or employees, which implies the recommendation of appropriate measures;

xxv.     Supervising reports connected to the Ombudsman’s activities and the management area and investigation of

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

reports;

xxvi.    Issuing opinion on the budget of the Ombudsman’s Office and the management area and investigation of reports of Eletrobras;

xxvii.   Performing a formal assessment, on an annual basis, of the manager responsible for Eletrobras’ general ombudsman’s office and the manager responsible for the investigation and report management area of Eletrobras;

xxviii.  Issuing an opinion on the appointment and removal of the manager responsible for the general ombudsman’s office of Eletrobras and its subsidiaries and the manager responsible for the investigation and report management area of Eletrobras and its subsidiaries;

xxix.    Receiving, on an annual basis, the result of formal assessment made by the Boards of Directors of subsidiaries of the respective managers responsible for the general ombudsman’s office and the investigation and report management areas;

With respect to Supplemental Pension Plans

xxx.     Issuing an opinion on the reasonableness of parameters on which actuarial calculations are based, as well as the actuarial result of the benefit plans maintained by closed private pension corporations sponsored and/or maintained by Eletrobras;

With respect to Transactions with Related Parties

xxxi.    Monitoring compliance with the Related Party Transaction Policy and related standards, recommending potential improvements and, subject to materiality rules, reviewing and recommending specific transactions.

With respect to Regulatory Issues

xxxii.   Following up, within the scope of the CAE’s responsibilities, changes in the scenario of regulation connected to the Company’s and its subsidiaries’ projects, the performance of regulatory and supervisory departments regarding relevant issues, management of complaints and penalties imposed by the regulating authority, as well as information, communications and reports addressed to them, including the management of complaints and administrative proceedings underway;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

With respect to Corporate Transactions

xxxiii.  Following, within the scope of CAE assignments, the corporate operations of consolidation, merger and spin-off involving Eletrobras, its subsidiaries and affiliates;

xxxiv. Monitoring, within the scope of CAE’s subsidiaries, the preparation and performance of investment and divestment plans involving the Company and its subsidiaries;

With respect to Financial Management

xxxv.   Analyzing the Business and Management Plan and other Plans of the Company within the CA scope, from the viewpoint of financial feasibility and discipline regarding capital allocation;

xxxvi. Analyzing the Company's financial policies, monitoring their implementation and recommending any adjustments deemed necessary;

xxxvii.        Analyzing the annual budget;

xxxviii.      Following up the financial performance of capital projects and their fulfillment of budgeted sums;

xxxix. Analyzing and issuing recommendations on shareholder compensation, as well as its consistency with existing dividend policies and the free capital and cash flow structure;

With respect to its own Governance

xl.          Establishing a schedule and work plan for its performance and subjecting them to CA’s approval, which shall include any amendments;

xli.        Preparing an annual report with information on the activities, results, conclusions and recommendations, and recording, if any, significant differences among the management, independent auditors and CAE in connection with the financial statements;

xlii.       Recommending the rectification or improvement of policies, practices and procedures set out within the scope of its assignments;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

xliii.	Conducting a formal assessment formal, on an annual basis, of the Board Advisor dedicated to the works of the Committee;
xliv.	Monitoring compliance with conditions imposed under the applicable Brazilian and foreign laws and corporate regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE");
xlv.	Monitoring the process of preparing the Benchmark Form, Eletrobras’ Annual Report, Annual Governance Letter, Management Report, Financial Statements and Explanatory Notes, discussing, in a timely manner - agreed with the parties involved - the documents and reports that support the information presented.

5.2	The Committee shall receive and discuss regular internal and independent audit reports on the results of its activities, including Board answers to recommendations on controls and noncompliances, as well as notes and recommendations.

5.3	The Committee’s members shall have access to all information and documents necessary for the exercise of their duties, with the Governance Department being in charge of arranging such information and documents.

5.4	CAE members shall have full independence in the exercise of their duties, and shall keep the information received under confidentiality, subject to applicable legal, statutory and bylaws provisions.

5.5	The duties of the Audit Committee’s member is cannot be delegated.

5.6	The Coordinator of the Committee shall:

a)   convene, open and chair the Committee’s meetings;

b)   comply with and enforce the rules of these Bylaws;

c)    approve the agenda and schedule of the Committee's meetings;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

d)   ensure, with the support of the Governance Department and the Board’s Advisory, that the Committee’s members receive full and timely information on the meeting agenda business;

e)   decide on the invitation for meetings of external participants of the Committee, including external experts and/or those of the Company, taking in due regard any conflicts of interest;

f)    forward to the Board of Directors and, if applicable, to any other body or member of the Board of Directors, the analyses, opinions and reports prepared within the scope of the Committee;

g)   coordinate the Committee’s annual assessment process, in light of the guidelines set out by the Board;

h)   propose additional standards necessary for the Committee’s operation;

i)     propose and discuss the annual work plan with CA;

j)    perform other acts of technical or administrative nature necessary for the performance of their duties;

k)   represent the Committee in its relationship with the Company's Board of Directors and its internal and external audits, internal departments and committees, signing, when necessary, the mailing, opinions, invitations and reports addressed to them;

l)     prepare the Committee's annual budget proposal, or its amendments, for appreciation and ratification by the Company's Board of Directors; and

m) request the Executive Board to contract specialized services, when necessary for the proper performance of the Committee.

5.6.1	The Committee’s Coordinator, accompanied by other members of the Committee, when necessary or convenient, shall:

a)	monthly report, to the Board of Directors, the work, opinions, demands and conclusions of the Committee; and

b)  attend the Company’s shareholder’s meetings.

5.7       The Governance Secretary shall be responsible for:

a)	advising the Coordinator on the definition of the agenda, preparation of the work plan, as well as procedures necessary for holding the Committee’s meetings and in the following up complaints and measures;
b)	submitting the Committees’ meeting calls, including those of the Independent Auditors, DEE members, employees, coworkers and advisors of the Company, as well as other possible participants in the meetings, according to the Coordinator's guidelines;

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

c)	interacting with DEE members, technical areas and the Departments of controlled companies, in order to meet clarification and information requests on matters submitted to the Committee;
d)	preparing, under the guidance of the Coordinator, an annual schedule of regular meetings, which shall be subject to the Committee’s approval at the last meeting of the year;
e)	supervising the preparation of the material to be distributed to the members of the Committee prior to the respective meetings, providing for timely and complete distribution; and
f)	preparing the minutes of the Committee’s meetings;
g)	organizing and keeping custody of the documentation connected to the activities carried out by the Committee;
h)	undertaking other activities necessary for the Committee’s performance.

5.8	The Committee’s Advisory, appointed under the terms of the Board’s Bylaws, and appointed by the Chairman of CA to serve on the Committee, under the supervision of the Governance Secretary, will be responsible for:

a)	supporting the Governance Department in all its administrative supporting assignments.
b)	technically support the work of the Committee, preparing reports and spreadsheets and conducting technical analyses and assessments on specific subjects;
c)	provide advice on contents of the Committee's meeting agendas and on works connected to the matters analyzed by the Committee, as well as those connected to the areas of audit and internal controls;
d)	advise, upon request of the CAE members, the technical analysis of the contents of the agendas submitted to the Committee for consideration; and
e)	supplying the Committee with the necessary logistic means for its proper performance.

5.9	The responsibilities of the Board of Directors’ members set forth in Eletrobras’ Policies and internal regulations, especially those listed in the Policies of Disclosure and Use of Relevant Information and Securities Trading, also apply to Committee members.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

6   Meetings

6.1	The ordinary meetings of the Committee shall be held in accordance with the approved annual schedule, without the need for call of its members. Special meetings may be held whenever necessary.

6.2	CAE members shall comply with the working hours set in their respective election and respective term of office, abiding by the limit of Twenty (20) hours minimum per month, and they shall meet:

a)	ordinarily, at least four times a month, at a date, venue and time established by the Coordinator;
b)	no more than bimonthly with the Internal Audit, ensuring at least eight (8) meetings per year;
c)	monthly with Eletrobras’ CA;
d)	quarterly with DEE with the Independent Audit and biannually with the Audit Committee;
e)	with Eletrobras’ Audit Committee and CA, upon request of these boards, to discuss policies, practices and procedures within the scope of their respective assignments;
f)	extraordinarily, upon call by the Coordinator, as a matter of urgency to serve the company's legitimate interests or to avoid the perjury of law.

6.2.1	The monthly meeting with CA, referred to in letter “c” of Item 6.2 above, shall take place in the context of the Board’s shareholders’ meetings, at which time the Coordinator, or his appointed substitute, shall report to the other Board members on the Committee’s work in the corresponding period.

6.3	The request for inclusion of a business in the CAE agenda and the provision of comprehensive supporting material to the Governance Department shall occur at least five (5) days in advance of the date of the meeting appurtenant to such business.

6.4	The meeting’s agenda and comprehensive supporting material shall be delivered to CAE members at least three (3) days in advance, except in exceptional cases authorized by the Committee’s Coordinator, as a matter of urgency.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

6.4.1	In view of the deadlines for preparation, the submission of financial statements shall be considered regular with at least Forty-Eight (48) hours of the respective meeting, with the best efforts being endeavored to meet the term under the head provision.

6.5	The Coordinator shall define the meeting agenda, taking into account the Annual Schedule, the deliberations of the Committee itself, the requests of the Board of Directors or its Chairman, the requests of any Committee member, the boards of directors of the subsidiaries or their presidents.

6.6	Requests regarding the composition of the agenda, inclusion of special business in the agenda, and convening of special Committee meetings shall be forwarded to the Governance Department, which shall submit the request to the Committee’s Coordinator, with copy to the Governance Department and the Board Advisor.

6.7	The agenda of the meeting shall include both CA advisory matters and those of the other boards of directors of the subsidiaries, as well as informative matters for Committee follow-up.

6.7.1	The Committee Coordinator, through the Governance Department and the Board Advisor, will inform the chairman of the Board of Directors of Eletrobras of the meeting's agenda.

6.8	The Committee shall preferably meet at the Company's registered office, or at another location, or by telephone or videoconference, or by any other means of communication that allows the members to vote.

6.9	In duly evidenced emergency situations, the Committee may, upon decision of its Coordinator, deliberate between absentees in a virtually convened meeting, provided that the members’ statements are made by e-mail and reproduced in the minutes of the meeting, which shall be signed by the members that state their opinions.

6.10	The Committee meetings shall be opened with the attendance of a majority of its members and its deliberations shall be taken by the vote of the majority of its members present and shall not be decisive, but rather opinionated.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

6.10.1	A representative shall not be assigned to the Committee meetings in the event of impediment of a member.

6.11	In case of a tie, the Committee’s Coordinator shall exercise a casting vote.

6.12	The persons invited to the meetings shall not have the right to vote.

6.13	Each meeting of the Committee shall be recorded in minutes, which shall state a record of the business discussed, comments and recommendations, attendance and absences of its members, and may be prepared in a summary form, as well as (i) made available at the Governance Website to CA and Committee members, after being read, approved and signed by those present at the meeting; and (ii) filed at the Company's registered office.

6.13.1	The matters addressed by the Committee recorded in the minutes involving matters related to subsidiaries will be periodically reported to the respective General/Governance Departments.

6.14	Eletrobras shall disclose the Minutes of the CAE Meetings in the form of an excerpt.

6.15	The controlling departments shall have full and unrestricted access to the contents of the CAE minutes and their respective annexes and statements, subject to the transfer of confidentiality.

6.16	Opinions on matters submitted for consideration by the Committee shall be part of the minutes of the meeting or, when sent later, shall have been read, approved and signed by those present at the meeting.

6.17	The Committee members may record, in the minutes of the meeting and/or in the opinion, their remarks and recommendations regarding the business addressed in the Committee.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

6.18	The Committee may request joint meetings with other Committee(s).

7    Responsibilities and Duties

7.1	Committee members undertake to comply with these Bylaws, with Eletrobras’ Articles of Incorporation, Code of Ethical Conduct and Integrity, Guide for Disclosure and Use of Relevant Information and Securities Trading Policy, Code of Corporate Governance Practices, and further applicable internal rules.

7.2	Committee members shall be subject to the same legal duties and responsibilities imposed on the Managers by Article 160 of Law No. 6404/76, including the duty to inform the Board of the existence of possible conflict of interest and the duty of keeping the confidentiality of documents and information made available to them and not available to the public as of yet.

7.3	The confidentiality of information shall be treated in the light of Eletrobras' Information Security policy and standards, as well as the laws and other rules that govern its activities.

7.4.	A detailed annual report prepared by the Committee shall be maintained at the Company's registered office for a period of Five (5) years, containing the description of:

a) its activities, results and conclusions reached, and the recommendations made;

b) any situations in which there is significant divergence between the Company’s management, independent auditors and the Committee with regard to the Company's financial statements.

8. Assessment

8.1.	The Committee shall annually perform its performance assessment, the result of which shall be submitted by the Committee Coordinator for the Board’s knowledge and appraisal.

9.	Amendment, Interpretation and Publication

9.1.	The guidelines regarding the Committee’s performance, including with regard to its reach concerning the subsidiaries, shall be defined by the Board. These Bylaws may be amended by the Board of Directors, upon proposal of any of its members or upon proposal of the Committee or its Coordinator.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

9.2.	If not addressed in these Bylaws, the Committee’s Coordinator shall apply the procedural rules of the CA’s Bylaws, insofar as they are not inconsistent with the nature and assignments of this Committee and with the legal, regulatory, statutory and regulatory provisions applicable to CAE.

9.3.	These Bylaws shall enter into force as of the date of their approval by CA and shall be published at the websites of Eletrobras and its subsidiaries.

10.	Work Plan

10.1.	On an annual basis, the Committee shall propose a Work Plan containing the scheduled activities to be implemented by the Committee with the subsidiaries, with thematic alignment concerning the matters set forth in these Bylaws and through unified reports coordinated by the incumbent divisions of Eletrobras holding.

10.2.	The Committee’s Work Plan shall be brought to the attention of the Chairmen of the Boards of Directors of subsidiaries for compliance.

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Bylaws approved by Eletrobras’ Board of Directors in its 897th meeting, held on May 27 and 28, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.